UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2010

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : March 24, 2010	By	/s/ Fumikazu Tatsumi
Fumikazu Tatsumi
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Redemption of Subordinated Notes Issued by Subsidiary

Tokyo, March 24, 2010 — The Bank of Tokyo-Mitsubishi UFJ, Ltd., hereby announces that its wholly owned subsidiary, BTMU (Curaçao) Holdings N.V. (the “Issuer”), will redeem all of the outstanding Subordinated Notes set out below on April 19, 2010. The interest thereon will cease to accrue on and after April 19, 2010. The Issuer has complied with all applicable regulatory requirements to enable it to redeem the Notes, including having obtained the approval of the Financial Services Agency of Japan.

1.	Summary of Subordinated Notes to be Redeemed

Issuer	BTMU (Curaçao) Holdings N.V.

Type of Security

USD300,000,000 Callable Subordinated Floating Rate Notes due 2015 Guaranteed by The Bank of Tokyo-Mitsubishi UFJ, Ltd. under the USD15,000,000,000 Medium Term Note Programme (Series 737)

(ISIN: XS0215299826)

EUR300,000,000 Callable Subordinated Fixed/Floating Rate Notes due 2015 Guaranteed by The Bank of Tokyo-Mitsubishi UFJ, Ltd. under the USD15,000,000,000 Medium Term Note Programme (Series 738)

(ISIN: XS0215169375)

Maturity	April 17, 2015 Provided, however, that the issuer may, at its discretion, redeem all of the Notes on any interest payment date from and including the interest payment date falling in April 2010.	April 20, 2015 Provided, however, that the issuer may, at its discretion, redeem all of the Notes on any interest payment date from and including the interest payment date falling in April 2010.

Issue Amount	USD300,000,000.00	EUR300,000,000.00

Issue Date	March 17, 2005	March 17, 2005

Redemption Amount	USD300,000,000.00	EUR300,000,000.00

Redemption Price	USD100,000.00 per Note of USD100,000.00 principal amount	EUR50,000.00 per Note of EUR50,000.00 principal amount

Interest Accrued	USD142.81 per Note of USD100,000.00 principal amount	EUR1,750.00 per Note of EUR50,000.00 principal amount

2.	Scheduled Redemption Date

April 19, 2010

*    *     *

This press release has been prepared for the purpose of publicly announcing the redemption of subordinated notes and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. The subordinated notes have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the subordinated notes in the United States absent registration or an applicable exemption from the registration requirements under the 1933 Act.